Exhibit 99.1

Evaxion Biotech Announces Second Quarter 2022 Financial Results and Provides Business Update

•	Expanded DNA oncology vaccine program into non-small cell lung cancer, NSCLC

•	Announced successful production of personalized cancer immunotherapies for melanoma

•	Announced gonorrhea as second bacterial product target

•	Ended second quarter with cash and cash equivalents of $25.3 million

•	Evaxion will host webcast and conference call today, August 10, at 8:30 am EDT

Copenhagen, Denmark, August 10, 2022 (GLOBE NEWSWIRE) – Evaxion Biotech A/S (NASDAQ: EVAX) (“Evaxion” or the “Company”), a clinical-stage biotechnology company specializing in the development of AI-driven immunotherapies, announced today its second quarter 2022 financial results and provided an operational and business update.

Lars Wegner, CEO of Evaxion, said: “Evaxion announced multiple exciting milestones in the second quarter of 2022. We expanded our DNA oncology vaccine program into non-small cell lung cancer, identified gonorrhea as our second bacterial product target and successfully produced our personalized melanoma immunotherapies for our dedicated clinical trial of EVX-02 for resectable melanoma. We expect to begin the Phase 2b trial combining EVX-01 with Merck’s KEYTRUDA®, for treatment of patients with metastatic melanoma, in the second half of 2022. We believe that these significant steps, including the progression of our clinical programs and the manufacture of clinical supplies, highlight the potential for our exciting pipeline of cancer therapies to improve the treatment landscape in melanoma and other cancers.”

Dr. Wegner continued, “Evaxion’s goal is to develop our programs through Phase 2 before seeking to out-license them. We are actively discussing potential partnerships with multiple pharmaceutical and biotechnology companies. As of June 30, 2022, our cash reserves totaled $25.3 million. We expect these funds to support our product development efforts for the next 12 months.”

Operational and Business Highlights in the Second Quarter of 2022

•	Selected EVX-03 as product candidate within our DNA technology platform to target new indication, NSCLC, due to encouraging data in the pre-clinical study

•	Announced successful production of all batches of personalized cancer immunotherapies for all patients enrolled in Phase 1/2a clinical trial for EVX-02 for resectable melanoma

•	Announced gonorrhea as second bacterial product target for treatment with our EVX-B2 vaccine product candidate

•	Hosted Key Opinion Leader webinar on metastatic melanoma and personalized cancer immunotherapies

•	Entered into equity financing arrangement for up to $40 million with Lincoln Park Capital Fund, LLC

Events after the Reporting Period

•	Announced executive leadership changes. Lars Wegner, M.D. to resign as Chief Executive Officer (CEO) and remain with the Company in advisory role to new CEO and Board of Directors. Per Norlén, M.D., PhD. to succeed Dr. Wegner as CEO within the next six months.

Expected Milestones in the Second Half of 2022

•	Initiation of Phase 2b first patient, first visit with EVX-01, in combination with Merck’s PD-1 inhibitor KEYTRUDA®, for the treatment of metastatic melanoma (peptide-based, personalized cancer therapy)

•	Phase 1 regulatory filing for EVX-03 in patients with non-small cell lung cancer (targeted DNA-based personalized cancer therapy). Initiation of the study is contingent upon securing new capital to fund the costs of the clinical trial.

•	Phase 1 regulatory filing for EVX-B1 (S. aureus) in skin and soft tissue infections

•	Selection of first viral candidate from our RAVEN platform

Expected Milestones in First Half of 2023

•	Clinical readout of Phase 1/2a clinical study to evaluate EVX-02 in patients with resectable melanoma

Second Quarter 2022 Financial Results

•	Cash position: As of June 30, 2022, cash and cash equivalents were $25.3 million as compared to $32.2 million as of December 31, 2021. The decrease in cash and cash equivalents during the first six months of 2022 was primarily attributable to our operating expenses for the first six months of 2022, partially offset by the proceeds received from the first tranche of our loan from the European Investment Bank.

•	Research and Development expenses were $4.1 million for the three months ended June 30, 2022, compared to $5.1 million for the same period in 2021. The decrease was primarily due to lower external costs related to the clinical trials.

•	General and Administrative expenses were $2.1 million for the three months ended June 30, 2022 as compared to $1.9 million for the same period in 2021. The slight increase was primarily due to an increase in fees associated with the expansion of our business as a listed company.

•	Net loss was $4.8 million for the three months ended June 30, 2022, or ($0.20) loss per basic and diluted share as compared to $6.8 million, or ($0.36) loss per basic and diluted share for the three months ended June 30, 2021.

Guidance

•	We expect our existing cash and cash equivalents, including use of financing facilities, will be sufficient to fund our operating expenses and capital expenditure requirements through at least the next 12 months.

Webcast and Conference Call

Evaxion will host a webcast and conference call today, August 10, at 8:30 a.m. EDT.

To dial-in for the conference call, please use the following details:

US: +1-844-825-9789

International: +1-412-317-5180

Conference ID: 10169785

Alternatively, to access the audio webcast, please visit the events page of Evaxion’s website at:

https://evaxion-biotech.com/news-and-events/events/default.aspx

KEYTRUDA® is a registered trademark of Merck Sharp & Dohme Corp., a subsidiary of Merck & Co., Inc., Kenilworth, NJ, USA.

About Evaxion

Evaxion Biotech A/S is a clinical-stage biotech company developing AI-powered immunotherapies. With our proprietary and scalable AI technology, we decode the human immune system to discover and develop novel immunotherapies for cancer, bacterial diseases, and viral infections. Evaxion has a broad pipeline of novel product candidates, including three patient-specific cancer immunotherapies. It is located in Hørsholm, Denmark, with 70 employees.

For more information

Evaxion Biotech A/S	LifeSci Advisors LLC
Bo Karmark	Corey Davis, Ph.D.
Chief Financial Officer	Managing Director
bka@evaxion-biotech.com	cdavis@lifesciadvisors.com
+45 27 10 20 50	212-915-2577

Source: Evaxion Biotech

Forward-looking statement

This announcement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this announcement regarding the Company’s future operations, plans and objectives are forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, all statements other than statements of historical fact included in this announcement about future events are subject to (i) change without notice and (ii) factors beyond the Company’s control. These statements may include, without limitation, any statements preceded by, followed by, or including words such as “target,” “believe,” “expect,” “hope,” “aim,” “intend,” “may,” “might,” “anticipate,” “contemplate,” “continue,” “estimate,” “plan,” “potential,” “predict,” “project,” “will,” “can have,” “likely,” “should,” “would,” “could”, and other words and terms of similar meaning or the negative thereof. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including but not limited to: risks associated with the Company’s financial condition and need for additional capital; risks associated with the Company’s development work; cost and success of the Company’s product development activities and preclinical and clinical trials; risks related to commercializing any approved pharmaceutical product developed using the Company’s AI platform technology, including the rate and degree of market acceptance of the Company’s product candidates; risks related to the Company’s dependence on third parties including for conduct of clinical testing and product manufacture; risks associated with the Company’s inability to enter into partnerships; risks related to government regulation; risks associated with protection of the Company’s intellectual property rights; risks related to employee matters and managing growth; risks related to the Company’s ADSs and ordinary shares, risks associated with the pandemic caused by the coronavirus known as COVID-19 and the emergence and prevalence of COVID-19 variants, such as the Delta and Omicron variant and certain related variants such as the Omicron BA.4 and BA.5 variants, risks associated with the invasion of the Ukraine by Russia and other risks and uncertainties affecting the Company’s business operations and financial condition.

Forward-looking statements are subject to inherent risks and uncertainties beyond the Company’s control that could cause the Company’s actual results, performance, or achievements to be materially different from the expected results, performance, or achievements expressed or implied by such forward-looking statements. For a further description of the risks and uncertainties that could cause actual results to differ from those expressed in these forward-looking statements, as well as risks relating to the Company’s business in general, see the risks described in the “Risk Factors” section included in the Company’s Annual Report on Form 20-F filed on March 31, 2022 and the Company’s current and future reports filed with, or furnished to, the U.S. Securities and Exchange Commission (SEC). Any forward-looking statements contained in this announcement speak only as of the date hereof, and except as required by law, the Company assumes no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future.

Evaxion Biotech A/S

Consolidated Statements of Financial Position Data (Unaudited)

(USD in thousands)

	Jun 30,	Dec 31,
	2022	2021
Cash and cash equivalents	$25,252	$32,166
Total assets	34,004	40,163
Total liabilities	13,854	7,726
Share capital	3,844	3,755
Other reserves	76,632	79,114
Accumulated deficit	(60,326)	(50,432)
Total equity	20,150	32,437
Total liabilities and equity	$34,004	$40,163

Evaxion Biotech A/S

Consolidated Statements of Comprehensive Loss Data (Unaudited)

(USD in thousands, except per share data)

	Three Months		Six months
	Ended Jun 30		Ended Jun 30
	2022	2021	2022	2021
Research and development expenses	$4,112	$5,111	$8,916	$9,004
General and administrative expenses	2,147	1,915	3,742	3,197
Operating loss	(6,259)	(7,026)	(12,658)	(12,201)
Finance income	1,539	33	2,058	1,005
Finance expenses	(225)	(495)	(383)	(792)
Net loss before tax	(4,945)	(7,488)	(10,983)	(11,988)
Income tax benefit	177	669	424	1,076
Net loss for the period	$(4,768)	$(6,819)	$(10,559)	$(10,912)
Net loss attributable to equity holders of Evaxion Biotech A/S	$(4,768)	$(6,819)	$(10,559)	$(10,912)
Loss per share – basic and diluted	$(0.20)	$(0.36)	$(0.45)	$(0.59)
Number of shares used for calculation (basic and diluted)	23,361,533	19,198,668	23,283,107	18,535,685